PRESS RELEASE

Aya Gold & Silver Drill Results Confirm High-Grade Continuity at Boumadine; New Permits Secured
Surpasses 2026 drilling target of 180,000 metres two months ahead of year-end

Montreal, Quebec, November 4, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce that it has secured additional permits adjacent to the Boumadine mining license, and to report new high-grade drill results at the Boumadine Project (“Boumadine” or the “Project”) from its ongoing infill drill program in the Kingdom of Morocco. These results confirm strong high-grade continuity along the Boumadine Main Trend and support the potential for continued resource growth and scale.
Highlights
Boumadine Main Trend (5.4km)
• Multiple additional high-grade intercepts1:
•BOU-DD26-1076 intercepted 269 grams per tonne (“g/t”) silver equivalent (“AgEq”) over 11.9 metres (“m”) (1.56 g/t gold (“Au”), 28 g/t silver (“Ag”), 3.3% zinc (“Zn”), and 1.3% lead (“Pb”), including 635 g/t AgEq over 2.6m (3.94 g/t Au, 65 g/t Ag, 6.6% Zn, and 2.7% Pb).
•BOU-DD26-1072 intercepted 239 g/t AgEq over 17.0 m (1.69 g/t Au, 36 g/t Ag, 1.7% Zn, and 0.3% Pb, including 953 g/t AgEq over 1.7m (7.94 g/t Au, 118 g/t Ag, 3.6% Zn, and 0.3% Pb).
•BOU-DD26-1078 intercepted 331 g/t AgEq over 9.1m (1.96 g/t Au, 31 g/t Ag, 4.5% Zn and 1.5% Pb).
•BOU-DD26-1071 intercepted 621 g/t AgEq over 3.7m (5.53 g/t Au, 68 g/t Ag, 1.7% Zn and 0.1% Pb), including 862 g/t AgEq over 2.4m (7.98 g/t Au, 72 g/t Ag, 2.5% Zn, and 0.1% Pb).
•BOU-DD26-1034 intercepted 442 g/t AgEq over 4.7m (3.2 g/t Au, 77 g/t Ag, 2.9% Zn, and 0.4% Pb) including 645 g/t AgEq over 2.6m (4.61 g/t Au, 108g/t Ag, 4.8% Zn and 0.5% Pb).
•Exploration Update:
•181,685 m of drilling completed at Boumadine year-to-date, ahead of schedule.
•Achieved 51% of the 2-year infill program of 360,000 m, to be carried out over 2026 and 2027.
•Secured three additional exploration permits that fill gaps surrounding the Boumadine mining license. The new area of the Project is now 357 km2.
“These drill results confirm the continuity, width and grade of the Boumadine Main Trend, and every round of drilling reinforces the scale of this system,” said Benoit La Salle, President & CEO. “With two months still left in the year, we have already completed our 2026 infill drilling objective, with more than

181,000 m drilled and 16 rigs turning. At the same time, three newly granted exploration permits close the gaps around the mining license and expand the Project area to 357 km². We are aggressively advancing the 2026–2027 program ahead of the feasibility study next year.”

Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length[1]	Cu	Pb	Zn	Mo	Ag Eq2
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD26-1033	16.0	21.0	0.03	127	5.0	0.0	0.0	0.0	1	131
BOU-DD26-1033	173.6	177.2	1.23	34	3.6	0.1	0.4	1.8	43	197
BOU-DD26-1034	229.2	233.9	3.20	77	4.7	0.1	0.4	2.9	74	442
Including	230.4	233.0	4.61	108	2.6	0.2	0.5	4.8	63	645
BOU-DD26-1035	293.2	301.4	0.47	23	8.2	0.1	1.0	2.1	4	134
BOU-DD26-1036	332.9	336.7	2.12	16	3.8	0.0	0.1	0.0	3	211
BOU-DD26-1038	291.8	298.5	2.25	19	6.7	0.0	0.2	0.8	4	245
Including	291.8	294.2	4.71	27	2.4	0.0	0.1	0.7	2	468
BOU-DD26-1040	112.0	118.0	1.08	19	6.0	0.0	0.2	1.7	7	157
BOU-DD26-1041	169.6	174.2	0.81	28	4.6	0.2	0.2	1.1	10	144
BOU-DD26-1042	435.3	439.2	1.83	19	3.9	0.0	0.0	0.1	4	187
BOU-DD26-1043	205.0	210.6	1.70	25	5.6	0.0	0.5	2.5	7	239
Including	206.3	208.4	3.14	43	2.1	0.1	0.9	4.0	10	429
BOU-DD26-1049	224.7	227.6	1.50	21	2.9	0.0	2.1	0.6	15	209
BOU-DD26-1049	224.7	235.2	0.95	17	10.5	0.0	1.2	1.0	9	148
BOU-DD26-1052	262.8	268.5	1.99	21	5.7	0.0	0.3	0.4	5	216
Including	264.9	267.0	3.80	31	2.1	0.1	0.3	0.3	6	388
BOU-DD26-1053	34.4	38.9	0.84	113	4.5	0.0	1.4	2.6	6	269
BOU-DD26-1055	299.0	301.2	4.39	37	2.2	0.1	0.2	0.3	6	450
BOU-DD26-1057	131.0	144.2	0.79	10	13.2	0.0	0.0	0.2	2	87
BOU-DD26-1060	500.5	503.3	2.25	29	2.8	0.0	0.2	5.0	1	342
BOU-DD26-1061	175.0	178.8	1.55	23	3.8	0.0	0.1	0.4	5	174
BOU-DD26-1065	267.1	269.9	2.69	30	2.8	0.2	0.1	0.1	3	290
BOU-DD26-1065	282.1	290.4	1.83	32	8.3	0.1	0.1	0.1	3	205
Including	284.0	286.7	3.31	71	2.7	0.1	0.1	0.1	3	382
BOU-DD26-1069	53.6	55.0	1.79	69	1.4	0.0	4.2	7.2	31	458
BOU-DD26-1071	362.4	366.1	5.53	68	3.7	0.3	0.1	1.7	2	621
Including	362.4	364.8	7.98	72	2.4	0.3	0.1	2.5	1	862
BOU-DD26-1072	94.6	111.6	1.69	36	17.0	0.1	0.3	1.7	12	239
Including	104.5	106.2	7.94	118	1.7	0.6	0.3	3.6	12	953
BOU-DD26-1074	52.0	59.3	0.64	28	7.3	0.0	1.8	2.7	21	176
BOU-DD26-1076	146.5	158.4	1.56	28	11.9	0.1	1.3	3.3	15	269
Including	147.1	149.7	3.94	65	2.6	0.4	2.7	6.6	19	635
BOU-DD26-1077	54.9	59.1	1.10	26	4.2	0.0	0.3	0.7	44	145
BOU-DD26-1078	154.9	164.0	1.96	31	9.1	0.1	1.5	4.5	33	331
BOU-DD26-1078	174.2	177.2	1.85	22	3.0	0.1	0.2	1.4	10	225
1. True width remains undetermined at this stage; all values are uncut.

2.Ag equivalent is based on a silver price of US$30/oz with a process recovery of 96%, a gold price of US$2,800/oz with a process recovery of 96%, a zinc price of US$1.20/lb with a process recovery of 75%, a lead price of US$1.00/lb with a process recovery of 82%, and a copper price of US$4.60/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 89.7g/t Ag; 1% Cu: 78.6 g/t Ag; 1% Pb: 18.7 g/t Ag; and 1% Zn: 20.4 g/t Ag

Figure 1: Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2026 Drill Holes

2026 Exploration Results
This year, 524 diamond drill holes (“DDH”), and 15 reverse circulation drill holes (“RC”) totaling 181,685m have been completed at Boumadine (Figure 1 and Appendix 2). Drilling was executed on strike along the Main Trend, Tizi and Imariren. All results have been received for drill holes up to BOU-DD26-1080 (Table 1, Figure 3, Figure 4 and Appendix 1).
Today’s results, including BOU-DD26-1072 and BOU-DD26-1076, confirm the high-grade nature and continuity of the Boumadine Main Trend, which remains open in all directions.
With the addition of 3 new exploration permits, Boumadine now covers 357 km2 of highly prospective ground (Figure 2). These new permits secure a gap that was left around Boumadine mining license.
Mineralization within the Boumadine Main Trend measures up to 4m wide (locally reaching over a 10m width) and is N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
New total area : 357 km²
Boumadine permits
New Boumadine permits
Exploration licence
Total area : 600 km²
Boumadine camp
0 2 4 6 8 Km

Figure 2 – Location of New Permits at Boumadine

N
BOU-DD26-1040
6.0 m @ 157 g/t Ag Eq.
BOU-DD26-1042
3.9 m @ 187 g/t Ag Eq.
BOU-DD26-1057
13.2 m @ 87 g/t Ag Eq.
BOU-DD26-1061
3.8 m @ 174 g/t Ag Eq.
2.8 m @ 290 g/t Ag Eq.
BOU-DD26-1065
8.3 m @ 205 g/t Ag Eq.
incl. 2.7 m @ 382g/t Ag Eq.
BOU-DD26-1071
3.7 m @ 621 g/t Ag Eq.
incl. 2.4 m @ 862g/t Ag Eq.
BOU-DD26-1038
6.7 m @ 245 g/t Ag Eq.
incl. 2.4 m @ 468 g/t Ag Eq.
BOU-DD26-1053
4.5 m @ 269 g/t Ag Eq.
BOU-DD26-1077
4.2 m @ 145 g/t Ag Eq.
BOU-DD26-1074
7.3 m @ 176 g/t Ag Eq.
BOU-DD26-1078
9.1 m @ 331 g/t Ag Eq.
3.0 m @ 225 g/t Ag Eq.
BOU-DD26-1041
4.6 m @ 144 g/t Ag Eq.
BOU-DD26-1043
5.6 m @ 239 g/t Ag Eq.
incl. 2.1 m @ 429g/t Ag Eq.
BOU-DD26-1049
2.9 m @ 209 g/t Ag Eq.
BOU-DD26-1049
10.5 m @ 148 g/t Ag Eq.
BOU-DD26-1052
5.7 m @ 216 g/t Ag Eq.
incl. 2.1 m @ 388 g/t Ag Eq.
BOU-DD26-1055
2.2 m @ 450 g/t Ag Eq.
BOU-DD26-1060
2.8 m @ 342 g/t Ag Eq.
BOU-DD26-1069
1.4 m @ 458 g/t Ag Eq.
BOU-DD26-1072
17.0 m @ 239 g/t Ag Eq.
incl. 1.7 m @ 953 g/t Ag Eq.
BOU-DD26-1076
11.9 m @ 269 g/t Ag Eq.
incl. 2.6 m @ 635 g/t Ag Eq.
0
250
500
750
m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2026 Drilled DDH
2017 - 2025 Drill Holes
Pit shell
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 3 – Surface Plan of Boumadine North Zone with New DDH Results

N
BOU-DD26-1033
5.0 m @ 131 g/t Ag Eq.
3.6 m @ 197 g/t Ag Eq.
BOU-DD26-1034
4.7 m @ 442 g/t Ag Eq.
incl. 2.6 m @ 645 g/t Ag Eq.
BOU-DD26-1035
8.2 m @ 134 g/t Ag Eq.
BOU-DD26-1036
3.8 m @ 211 g/t Ag Eq.
0
250
500
750
m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2026 Drilled DDH
2017 - 2025 Drill Holes
Pit shell
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 4 – Surface Plan of Boumadine South Zone with New DDH Results

Next Steps
Our 2026 exploration objectives included 180,000 m of infill drilling (half of the two-year, 360,000 m program), as well as 20,000 m of regional drilling targeting prospective areas, including follow-up work on the Asirem structures.
Significant potential exists to expand the Boumadine Main Trend (currently 5.4 km), the Tizi Zone (2.0 km) and the Imariren Zone (1.2 km), with all three trends open in all directions. Follow-up drilling is also planned on the 8 km Asirem trend for later this year.
Most drilling will continue to focus on the Main Trend, Imariren and Tizi to extend known mineralization along strike and at depth, while infilling key areas to advance the Project toward a feasibility study. For the remainder of 2026, the Company will prioritize infill drilling to accelerate feasibility study work. In 2027, infill drilling will continue to be prioritized to support the feasibility study. Once completed, drilling efforts will include follow-up work at Asirem and greenfield exploration, testing geological hypotheses and targets generated over the past four years. Ongoing geological work will guide additional development priorities.
Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one metre in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every metre in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Executive Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway, and which hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball EVP, Capital Markets alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding the Company's future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release. All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “goal”, “intend”, “objective”, “plan”, “potential”, “strategy”, “target”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward looking statements in this press release include, but are not limited to, statements and information with respect to the exploration and resource potential of the Boumadine project, including of the Boumadine Main Trend, Imariren and Tizi; the Company’s future drilling program, including as discussed under the section "Next Steps"; the expected scope, pace, placement, focus, and completion timing of drilling activities; the anticipated completion of a feasibility study for the Project in 2027; the expected impact of geological interpretations on mine planning, resource modelling, and operational priorities; and other assumptions and factors generally associated with the mining industry.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward looking information is based include without limitation, the Company’s ability to timely receive any requisite approvals, permits or licences; the feasibility study as and when anticipated; the Company’s ability to import goods and machinery; the Company’s ability to engage and retain all necessary personnel in order to operate its business properly and without interruption; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including the mineral reserve and mineral resource estimates (including, but not limited to, ore tonnage and ore grade estimates); the Company’s ability to meet or achieve estimates, projections and forecasts; assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such explorations activities; process recovery; the price of commodities, including silver and gold; exchange rates; taxation levels; fuel and energy costs; future economic conditions; the Company’s ability to meet current and future obligations; the Company’s ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and environment in which the Company operates; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change in laws and regulations governing our operations, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; Aya’s ability to obtain and maintain insurance; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices; gold and silver demand; force majeure; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.

Appendix 1 - Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length[1]	Cu	Pb	Zn	Mo	Ag Eq2
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD26-1029	58.0	59.0	0.61	0	1.0	0.0	0.0	0.0	5	56
BOU-DD26-1029	165.0	166.0	2.27	3	1.0	0.0	0.1	0.0	5	208
BOU-DD26-1030	0.0	404.0	0.00	0	404.0	0.0	0.0	0.0	0	NSR
BOU-DD26-1031	89.0	89.8	0.03	187	0.8	0.1	3.5	1.3	11	289
BOU-DD26-1031	144.0	145.0	0.03	250	1.0	0.0	0.1	0.1	4	257
BOU-DD26-1031	163.0	164.0	0.03	100	1.0	0.0	0.0	0.0	1	104
BOU-DD26-1031	168.0	169.0	0.03	142	1.0	0.0	0.0	0.0	0	145
BOU-DD26-1032	91.5	94.0	1.82	25	2.5	0.1	0.1	0.5	18	210
BOU-DD26-1033	16.0	21.0	0.03	127	5.0	0.0	0.0	0.0	1	131
BOU-DD26-1033	133.7	134.2	1.22	24	0.5	0.0	0.1	0.1	1	138
BOU-DD26-1033	136.3	142.2	0.69	12	5.9	0.0	0.0	0.1	0	79
Including	136.3	137.7	1.24	12	1.4	0.0	0.1	0.1	0	127
BOU-DD26-1033	173.6	177.2	1.23	34	3.6	0.1	0.4	1.8	43	197
BOU-DD26-1034	217.9	218.4	0.35	22	0.5	0.1	0.9	2.0	7	120
BOU-DD26-1034	229.2	233.9	3.20	77	4.7	0.1	0.4	2.9	74	442
Including	230.4	233.0	4.61	108	2.6	0.2	0.5	4.8	63	645
BOU-DD26-1035	31.8	32.8	0.78	15	1.0	0.0	0.1	0.2	5	93
BOU-DD26-1035	36.1	37.0	0.68	18	0.9	0.0	1.2	0.8	5	118
BOU-DD26-1035	225.0	226.0	0.40	31	1.0	0.0	0.2	0.1	8	72
BOU-DD26-1035	268.0	269.0	0.57	12	1.0	0.0	0.2	0.4	7	78
BOU-DD26-1035	273.0	274.0	0.15	37	1.0	0.1	2.1	2.6	3	146

BOU-DD26-1035	273.0	275.0	0.43	35	2.0	0.1	1.9	2.5	5	164
BOU-DD26-1035	273.0	276.0	0.43	36	3.0	0.1	2.0	2.8	4	176
BOU-DD26-1035	278.0	279.0	0.33	31	1.0	0.1	1.5	6.7	6	234
BOU-DD26-1035	287.0	288.0	0.07	89	1.0	0.0	0.4	1.0	4	126
BOU-DD26-1035	293.2	301.4	0.47	23	8.2	0.1	1.0	2.1	4	134
BOU-DD26-1036	71.6	72.2	1.53	19	0.6	0.0	0.6	1.8	4	205
BOU-DD26-1036	332.9	336.7	2.12	16	3.8	0.0	0.1	0.0	3	211
BOU-DD26-1037	135.0	136.0	0.12	42	1.0	0.3	2.8	0.9	156	151
BOU-DD26-1037	178.5	179.0	0.66	72	0.5	0.3	0.3	0.6	17	176
BOU-DD26-1037	184.6	185.4	0.06	246	0.8	0.1	0.0	0.0	0	256
BOU-DD26-1037	218.9	219.5	0.69	23	0.6	0.1	0.9	2.8	7	163
BOU-DD26-1037	260.0	260.9	0.84	6	0.9	0.0	0.1	0.2	4	88
BOU-DD26-1038	3.6	4.5	0.03	57	0.9	0.0	0.0	0.1	1	63
BOU-DD26-1038	186.3	186.8	0.63	17	0.5	0.0	0.1	0.0	5	78
BOU-DD26-1038	256.2	260.3	0.59	6	4.1	0.0	0.0	0.2	5	64
BOU-DD26-1038	274.5	276.2	0.90	6	1.7	0.0	0.1	0.3	3	95
BOU-DD26-1038	283.4	284.3	0.48	12	0.9	0.0	0.5	0.9	5	84
BOU-DD26-1038	291.8	298.5	2.25	19	6.7	0.0	0.2	0.8	4	245
Including	291.8	294.2	4.71	27	2.4	0.0	0.1	0.7	2	468
BOU-DD26-1039	30.4	31.4	0.62	19	1.0	0.0	1.6	2.4	7	154
BOU-DD26-1039	91.9	92.9	2.12	25	1.0	0.0	0.4	0.3	8	231
BOU-DD26-1040	25.0	26.0	0.12	55	1.0	0.0	1.1	2.2	6	130
BOU-DD26-1040	28.0	28.9	0.19	36	0.9	0.0	1.1	2.7	5	130
BOU-DD26-1040	112.0	118.0	1.08	19	6.0	0.0	0.2	1.7	7	157
Including	114.9	117.0	2.11	25	2.1	0.0	0.1	0.5	8	230
BOU-DD26-1041	169.6	174.2	0.81	28	4.6	0.2	0.2	1.1	10	144
BOU-DD26-1042	94.0	95.0	0.03	87	1.0	0.0	0.2	0.2	5	96
BOU-DD26-1042	420.8	421.6	4.68	51	0.8	0.2	0.8	0.5	4	510
BOU-DD26-1042	432.4	432.9	2.44	23	0.5	0.2	0.1	0.2	5	262
BOU-DD26-1042	435.3	439.2	1.83	19	3.9	0.0	0.0	0.1	4	187
Including	435.3	436.7	3.75	35	1.4	0.0	0.0	0.0	5	374
BOU-DD26-1043	205.0	210.6	1.70	25	5.6	0.0	0.5	2.5	7	239
Including	206.3	208.4	3.14	43	2.1	0.1	0.9	4.0	10	429
BOU-DD26-1044	242.6	243.5	0.70	10	0.9	0.1	0.0	0.1	6	83
BOU-DD26-1044	268.2	269.3	3.01	30	1.1	0.1	0.1	0.9	7	326
BOU-DD26-1044	312.8	314.7	1.02	5	1.9	0.0	0.0	0.0	4	99
BOU-DD26-1044	317.8	318.7	0.61	0	0.9	0.0	0.0	0.1	4	58
BOU-DD26-1044	337.4	338.9	0.82	14	1.5	0.0	0.9	1.1	10	129
BOU-DD26-1045	319.1	320.1	0.03	56	1.0	0.0	0.0	0.0	5	59
BOU-DD26-1046	0.0	333.0	0.00	0	333.0	0.0	0.0	0.0	0	NSR
BOU-DD26-1047	54.6	55.1	1.04	244	0.5	2.7	19.5	3.1	5	974
BOU-DD26-1047	66.8	67.6	0.39	17	0.8	0.0	0.7	1.2	3	91
BOU-DD26-1048	0.0	375.0	0.00	0	375.0	0.0	0.0	0.0	0	NSR
BOU-DD26-1049	224.7	227.6	1.50	21	2.9	0.0	2.1	0.6	15	209

BOU-DD26-1049	224.7	235.2	0.95	17	10.5	0.0	1.2	1.0	9	148
BOU-DD26-1049	268.3	269.2	0.44	11	0.9	0.0	0.8	0.1	20	70
BOU-DD26-1049	318.3	320.6	0.18	112	2.3	0.0	1.4	0.1	1	158
BOU-DD26-1050	0.0	397.3	0.00	0	397.3	0.0	0.0	0.0	0	NSR
BOU-DD26-1051	99.5	101.4	0.47	25	1.9	0.0	0.8	5.1	5	188
BOU-DD26-1051	103.4	104.4	0.70	11	1.0	0.0	0.3	1.4	3	109
BOU-DD26-1051	107.4	108.4	0.61	9	1.0	0.0	0.5	1.2	2	98
BOU-DD26-1051	112.2	113.2	0.03	70	1.0	0.0	0.0	0.1	1	74
BOU-DD26-1052	262.8	268.5	1.99	21	5.7	0.0	0.3	0.4	5	216
Including	264.9	267.0	3.80	31	2.1	0.1	0.3	0.3	6	388
BOU-DD26-1052	281.0	282.0	0.06	47	1.0	0.0	0.3	0.2	6	64
BOU-DD26-1052	356.7	357.6	0.50	9	0.9	0.0	0.3	1.5	0	92
BOU-DD26-1052	453.2	453.7	0.91	27	0.5	0.0	0.3	0.2	12	118
BOU-DD26-1052	458.0	458.6	0.79	11	0.6	0.0	0.1	0.1	3	86
BOU-DD26-1052	459.8	460.8	0.86	20	1.0	0.0	0.2	0.3	6	109
BOU-DD26-1053	29.8	30.8	0.08	89	1.0	0.0	0.3	0.7	5	118
BOU-DD26-1053	34.4	38.9	0.84	113	4.5	0.0	1.4	2.6	6	269
BOU-DD26-1053	299.0	299.5	1.29	23	0.5	0.1	0.2	0.4	1	155
BOU-DD26-1053	315.5	316.7	1.72	19	1.2	0.0	0.2	1.4	3	207
BOU-DD26-1053	329.3	330.0	3.99	29	0.7	0.0	0.0	0.1	0	391
BOU-DD26-1053	395.5	396.4	0.28	26	0.9	0.0	1.3	1.6	75	113
BOU-DD26-1053	397.5	398.0	1.20	29	0.5	0.1	0.9	2.1	169	204
BOU-DD26-1053	402.2	405.0	1.06	19	2.8	0.0	0.0	0.2	0	122
BOU-DD26-1053	454.0	455.0	0.84	6	1.0	0.0	0.2	0.5	0	96
BOU-DD26-1054	6.8	7.8	0.61	9	1.0	0.0	0.6	0.0	9	79
BOU-DD26-1054	53.0	54.0	0.29	27	1.0	0.0	1.2	1.7	9	112
BOU-DD26-1054	142.7	143.5	0.52	24	0.8	0.0	2.4	1.7	0	153
BOU-DD26-1054	152.4	153.0	0.41	21	0.6	0.0	0.4	0.4	0	75
BOU-DD26-1055	40.6	42.6	1.06	2	2.0	0.0	0.0	0.0	2	97
BOU-DD26-1055	44.6	45.6	0.56	5	1.0	0.0	0.0	0.1	6	57
BOU-DD26-1055	299.0	301.2	4.39	37	2.2	0.1	0.2	0.3	6	450
BOU-DD26-1055	400.0	401.0	0.13	61	1.0	0.1	0.1	0.0	10	85
BOU-DD26-1055	482.7	483.6	0.61	0	0.9	0.0	0.0	0.0	1	56
BOU-DD26-1055	485.4	486.0	0.93	22	0.6	0.0	0.2	0.1	1	114
BOU-DD26-1055	493.0	494.0	0.64	1	1.0	0.0	0.0	0.0	12	60
BOU-DD26-1055	505.2	505.8	0.42	18	0.6	0.1	1.4	2.1	5	128
BOU-DD26-1055	506.8	507.7	0.89	9	0.9	0.0	0.4	0.3	6	105
BOU-DD26-1056	61.7	62.6	3.83	177	0.9	0.2	0.3	1.4	4	569
BOU-DD26-1056	74.0	75.0	0.47	12	1.0	0.0	0.9	1.1	1	93
BOU-DD26-1056	202.3	203.2	0.56	9	0.9	0.0	0.6	0.6	2	83
BOU-DD26-1057	120.0	122.0	1.01	14	2.0	0.0	0.1	0.3	2	113
BOU-DD26-1057	131.0	144.2	0.79	10	13.2	0.0	0.0	0.2	2	87
Including	136.2	138.2	1.63	32	2.0	0.0	0.1	0.5	1	192
BOU-DD26-1058	303.0	304.0	0.03	58	1.0	0.0	0.0	0.0	0	61

BOU-DD26-1058	330.9	332.3	1.79	18	1.4	0.0	0.4	1.6	4	221
BOU-DD26-1059	196.0	201.0	0.61	0	5.0	0.0	0.0	0.0	4	57
BOU-DD26-1059	204.0	205.0	0.59	0	1.0	0.0	0.0	0.0	0	55
BOU-DD26-1060	172.2	173.1	1.18	2	0.9	0.0	0.0	0.2	1	113
BOU-DD26-1060	365.2	368.2	0.62	34	3.0	0.1	0.4	2.3	2	148
Including	365.2	365.7	1.14	49	0.5	0.1	0.7	4.2	3	259
BOU-DD26-1060	484.4	485.0	0.25	32	0.6	0.1	7.2	0.4	0	203
BOU-DD26-1060	498.6	499.2	0.53	19	0.6	0.0	0.2	0.6	3	84
BOU-DD26-1060	500.5	503.3	2.25	29	2.8	0.0	0.2	5.0	1	342
BOU-DD26-1061	19.0	22.0	0.06	99	3.0	0.5	0.0	0.1	1	143
BOU-DD26-1061	24.0	25.9	0.08	83	1.9	0.3	0.2	0.1	3	121
BOU-DD26-1061	143.5	144.0	0.32	51	0.5	0.1	1.8	6.8	2	258
BOU-DD26-1061	171.1	173.0	0.46	21	1.9	0.0	0.2	0.4	3	78
BOU-DD26-1061	175.0	178.8	1.55	23	3.8	0.0	0.1	0.4	5	174
BOU-DD26-1061	258.3	259.3	0.62	13	1.0	0.0	0.8	0.8	0	100
BOU-DD26-1063	94.8	95.5	0.48	85	0.7	0.0	3.7	2.2	8	244
BOU-DD26-1063	356.8	357.4	0.76	10	0.6	0.0	0.1	0.4	3	91
BOU-DD26-1063	360.7	361.8	2.68	45	1.1	0.0	0.1	2.5	3	340
BOU-DD26-1063	362.8	363.8	0.60	20	1.0	0.0	0.1	0.2	3	80
BOU-DD26-1063	366.8	367.8	2.54	5	1.0	0.0	0.0	0.0	4	236
BOU-DD26-1063	377.3	377.8	0.86	23	0.5	0.0	0.8	0.4	4	125
BOU-DD26-1064	198.5	200.7	1.68	22	2.2	0.0	0.1	0.1	13	176
BOU-DD26-1064	213.4	214.2	0.06	77	0.8	0.7	0.3	0.1	4	143
BOU-DD26-1064	250.0	251.0	0.08	48	1.0	0.3	0.1	0.1	2	81
BOU-DD26-1064	257.0	258.7	0.67	43	1.7	0.1	0.3	0.3	3	126
BOU-DD26-1064	293.0	294.0	4.44	2	1.0	0.0	0.2	0.2	2	409
BOU-DD26-1064	377.7	378.6	0.44	34	0.9	0.0	1.1	1.8	0	133
BOU-DD26-1064	381.4	382.4	0.38	31	1.0	0.0	0.3	0.6	3	83
BOU-DD26-1065	72.0	72.6	0.64	11	0.6	0.0	0.5	1.1	1	100
BOU-DD26-1065	246.0	249.7	1.43	15	3.7	0.0	0.1	0.6	6	161
BOU-DD26-1065	254.7	255.3	0.61	11	0.6	0.0	0.0	0.1	4	69
BOU-DD26-1065	258.4	259.8	0.81	21	1.4	0.0	0.0	0.0	3	98
BOU-DD26-1065	267.1	269.9	2.69	30	2.8	0.2	0.1	0.1	3	290
Including	267.1	268.1	4.66	39	1.0	0.5	0.0	0.1	3	495
BOU-DD26-1065	282.1	290.4	1.83	32	8.3	0.1	0.1	0.1	3	205
Including	284.0	286.7	3.31	71	2.7	0.1	0.1	0.1	3	382
BOU-DD26-1065	293.3	294.0	1.47	30	0.7	0.1	0.1	0.6	3	186
BOU-DD26-1065	314.6	315.5	3.84	13	0.9	0.0	0.1	0.1	5	362
BOU-DD26-1066	58.6	59.3	1.02	24	0.7	0.0	0.0	0.0	12	117
BOU-DD26-1066	62.5	63.1	0.72	17	0.6	0.1	0.1	0.0	9	94
BOU-DD26-1066	72.5	73.5	0.97	9	1.0	0.0	0.0	0.0	6	97
BOU-DD26-1066	75.0	76.0	0.81	3	1.0	0.0	0.1	0.0	3	78
BOU-DD26-1066	406.3	407.1	1.54	19	0.8	0.1	0.5	1.9	7	212
BOU-DD26-1067	0.0	404.0	0.00	0	404.0	0.0	0.0	0.0	0	NSR

BOU-DD26-1068	63.0	64.0	0.62	6	1.0	0.0	0.0	0.1	6	67
BOU-DD26-1068	450.0	451.0	0.92	9	1.0	0.0	0.1	0.2	15	98
BOU-DD26-1069	39.9	42.2	0.65	33	2.3	0.0	1.2	1.8	22	152
BOU-DD26-1069	53.6	55.0	1.79	69	1.4	0.0	4.2	7.2	31	458
BOU-DD26-1069	62.6	63.5	0.14	41	0.9	0.0	0.1	0.5	10	67
BOU-DD26-1069	65.3	65.8	1.51	54	0.5	0.1	2.6	3.2	14	312
BOU-DD26-1070	505.0	506.0	0.65	7	1.0	0.0	0.0	0.1	3	68
BOU-DD26-1071	116.3	117.0	1.22	15	0.7	0.0	0.6	1.4	3	165
BOU-DD26-1071	303.0	306.8	0.82	11	3.8	0.0	0.3	0.7	5	108
BOU-DD26-1071	313.7	315.4	0.67	9	1.7	0.0	0.2	0.4	2	82
BOU-DD26-1071	332.0	333.0	0.62	7	1.0	0.0	0.0	0.1	2	66
BOU-DD26-1071	336.7	337.4	1.12	19	0.7	0.0	0.0	0.0	3	123
BOU-DD26-1071	362.4	366.1	5.53	68	3.7	0.3	0.1	1.7	2	621
Including	362.4	364.8	7.98	72	2.4	0.3	0.1	2.5	1	862
BOU-DD26-1071	367.3	367.8	0.92	11	0.5	0.1	0.0	2.1	4	147
BOU-DD26-1072	70.0	71.0	0.47	19	1.0	0.0	0.8	1.5	3	110
BOU-DD26-1072	81.0	82.0	0.47	16	1.0	0.0	0.8	1.5	8	105
BOU-DD26-1072	94.6	111.6	1.69	36	17.0	0.1	0.3	1.7	12	239
Including	104.5	106.2	7.94	118	1.7	0.6	0.3	3.6	12	953
BOU-DD26-1072	113.2	114.0	0.70	15	0.8	0.0	0.2	0.7	9	96
BOU-DD26-1072	118.9	119.4	0.27	51	0.5	0.0	0.9	3.3	65	160
BOU-DD26-1072	133.0	134.0	0.03	58	1.0	0.0	0.2	0.1	4	66
BOU-DD26-1072	147.0	148.0	0.56	6	1.0	0.0	0.2	0.0	19	62
BOU-DD26-1073	30.7	31.3	1.09	11	0.6	0.0	0.2	0.1	4	115
BOU-DD26-1073	32.7	34.7	2.15	28	2.0	0.0	0.1	0.1	5	228
BOU-DD26-1073	46.0	47.0	0.03	64	1.0	0.0	0.8	0.6	0	94
BOU-DD26-1073	76.0	77.0	0.45	13	1.0	0.0	0.1	0.0	2	56
BOU-DD26-1073	159.0	160.0	0.85	11	1.0	0.0	0.1	0.4	3	98
BOU-DD26-1073	276.1	277.1	0.79	11	1.0	0.0	0.6	1.2	4	118
BOU-DD26-1074	37.7	39.1	0.77	15	1.4	0.0	0.1	0.6	11	100
BOU-DD26-1074	52.0	59.3	0.64	28	7.3	0.0	1.8	2.7	21	176
Including	55.8	57.9	1.18	26	2.1	0.0	1.4	3.4	34	230
BOU-DD26-1074	61.0	62.0	0.50	22	1.0	0.0	0.8	2.7	26	141
BOU-DD26-1074	75.5	76.1	0.78	16	0.6	0.0	1.2	1.9	20	148
BOU-DD26-1074	89.8	91.0	4.00	38	1.2	0.1	1.1	2.3	59	472
BOU-DD26-1075	286.9	287.8	0.87	0	0.9	0.0	0.0	0.1	0	80
BOU-DD26-1076	140.0	141.0	0.03	62	1.0	0.0	2.6	1.6	25	147
BOU-DD26-1076	144.2	145.0	0.59	18	0.8	0.1	0.8	3.6	20	168
BOU-DD26-1076	146.5	158.4	1.56	28	11.9	0.1	1.3	3.3	15	269
Including	147.1	149.7	3.94	65	2.6	0.4	2.7	6.6	19	635
BOU-DD26-1077	39.1	41.5	1.40	44	2.4	0.1	0.4	0.5	8	192
BOU-DD26-1077	43.4	44.0	0.24	74	0.6	0.1	2.6	7.8	12	310
BOU-DD26-1077	50.0	51.0	0.81	32	1.0	0.0	0.5	0.6	60	129
BOU-DD26-1077	54.9	59.1	1.10	26	4.2	0.0	0.3	0.7	44	145

BOU-DD26-1077	61.0	62.0	0.45	13	1.0	0.0	0.1	0.4	48	65
BOU-DD26-1078	154.9	164.0	1.96	31	9.1	0.1	1.5	4.5	33	331
BOU-DD26-1078	166.0	167.0	0.67	9	1.0	0.0	0.7	0.0	16	83
BOU-DD26-1078	168.0	169.0	0.60	8	1.0	0.0	0.3	0.0	9	69
BOU-DD26-1078	170.0	172.0	0.62	11	2.0	0.0	0.6	0.2	11	83
BOU-DD26-1078	174.2	177.2	1.85	22	3.0	0.1	0.2	1.4	10	225
BOU-DD26-1079	42.5	43.4	0.46	16	0.9	0.0	0.4	0.8	5	82
BOU-DD26-1079	46.1	47.9	0.31	57	1.8	0.0	0.3	0.2	31	98
BOU-DD26-1079	114.0	115.4	0.37	23	1.4	0.0	1.3	1.0	13	101
BOU-DD26-1079	141.2	142.1	0.41	38	0.9	0.1	0.1	0.5	10	94
BOU-DD26-1080	252.6	258.1	0.77	13	5.5	0.0	0.4	0.5	6	103
Including	252.6	254.2	1.20	12	1.6	0.1	0.1	1.0	8	147
1.True width remains undetermined at this stage; all values are uncut.
2.Ag equivalent is based on a silver price of US$30/oz with a process recovery of 96%, a gold price of US$2,800/oz with a process recovery of 96%, a zinc price of US$1.20/lb with a process recovery of 75%, a lead price of US$1.00/lb with a process recovery of 82%, and a copper price of US$4.60/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 89.7g/t Ag; 1% Cu: 78.6 g/t Ag; 1% Pb: 18.7 g/t Ag; and 1% Zn: 20.4 g/t Ag.

Appendix 2 – New Drillhole Coordinates of 2026 Boumadine Exploration Program (completed holes)

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD26-1131	316580	3477493	1219	248	-50	174
BOU-DD26-1132	317131	3476252	1216	250	-50	418
BOU-DD26-1133	315776	3477353	1287	271	-49	453
BOU-DD26-1134	315818	3477362	1285	270	-50	405
BOU-DD26-1135	315348	3477264	1270	270	-50	148
BOU-DD26-1136	315315	3477262	1277	270	-50	105
BOU-DD26-1137	316620	3477507	1217	250	-50	201
BOU-DD26-1138	315750	3476900	1267	270	-50	449
BOU-DD26-1139	315387	3477263	1267	270	-50	180
BOU-DD26-1140	316071	3476904	1248	270	-50	401
BOU-DD26-1141	316655	3477522	1207	247	-49	267
BOU-DD26-1142	316695	3477538	1209	250	-50	306
BOU-DD26-1143	315488	3477261	1218	270	-50	306
BOU-DD26-1144	315485	3477259	1271	270	-50	297
BOU-DD26-1145	315538	3477261	1290	270	-50	327
BOU-DD26-1146	316735	3477551	1209	248	-50	345
BOU-DD26-1147	316775	3477565	1208	250	-50	351
BOU-DD26-1148	315582	3477258	1292	269	-50	420
BOU-DD26-1149	315622	3477258	1285	269	-50	201
BOU-DD26-1150	315659	3477263	1280	270	-50	267
BOU-DD26-1151	316820	3477581	1214	250	-50	426
BOU-DD26-1152	315697	3477257	1275	270	-50	250
BOU-DD26-1153	315743	3477259	1278	270	-50	300
BOU-DD26-1154	316862	3477596	1213	248	-51	459
BOU-DD26-1155	315793	3477263	1290	270	-50	351
BOU-DD26-1156	315375	3477161	1267	270	-50	153

BOU-DD26-1157	315418	3477163	1264	270	-50	153
BOU-DD26-1158	316558	3477438	1217	249	-50	114
BOU-DD26-1159	316899	3477610	1206	250	-50	510
BOU-DD26-1160	316391	3476900	1232	270	-52	404
BOU-DD26-1161	317492	3476414	1208	250	-50	350
BOU-DD26-1162	315527	3477157	1288	270	-50	321
BOU-DD26-1163	316713	3476896	1231	270	-49	401
BOU-DD26-1164	316628	3477455	1214	249	-50	204
BOU-DD26-1165	315377	3477054	1265	270	-50	126
BOU-DD26-1166	315569	3477158	1287	269	-50	351
BOU-DD26-1167	315410	3477055	1255	270	-50	154
BOU-DD26-1168	316699	3477483	1207	249	-51	324
BOU-DD26-1169	315476	3477055	1279	270	-50	207
BOU-DD26-1170	315523	3477054	1287	270	-50	261
BOU-DD26-1171	315412	3476953	1255	270	-50	150
BOU-DD26-1172	316778	3477508	1209	250	-50	330
BOU-DD26-1173	315563	3477054	1284	270	-50	303
BOU-DD26-1174	316864	3477545	1216	249	-50	435
BOU-DD26-1176	315597	3477053	1275	270	-50	357
BOU-DD26-1177	315459	3476953	1264	270	-50	207
BOU-DD26-1178	317580	3476448	1201	250	-50	452
BOU-DD26-1179	315512	3476953	1275	270	-50	228
BOU-DD26-1180	316590	3477392	1216	249	-51	231
BOU-DD26-1181	315553	3476956	1272	270	-50	258
BOU-DD26-1182	316635	3477404	1220	250	-50	258
BOU-DD26-1183	315424	3476860	1259	270	-50	108
BOU-DD26-1184	316674	3477423	1220	250	-50	318
BOU-DD26-1185	317434	3476436	1210	250	-50	254
BOU-DD26-1186	315601	3476956	1275	270	-50	306
BOU-DD26-1187	315466	3476859	1260	270	-50	156
BOU-DD26-1188	316712	3477433	1216	250	-50	354
BOU-DD26-1189	316746	3477448	1208	249	-50	405
BOU-DD26-1190	315511	3476864	1258	270	-50	204
BOU-DD26-1191	317506	3476465	1206	250	-51	303
BOU-DD26-1192	315561	3476862	1266	270	-50	252
BOU-DD26-1193	316792	3477465	1211	250	-50	453
BOU-DD26-1194	315604	3476861	1269	269	-50	306
BOU-DD26-1195	316794	3477411	1218	249	-50	414
BOU-DD26-1196	315407	3476759	1251	270	-50	105
BOU-DD26-1197	317398	3476485	1208	250	-50	251
BOU-DD26-1199	315443	3476757	1241	270	-50	105
BOU-DD26-1200	315485	3476759	1241	270	-50	159
BOU-DD26-1201	317440	3476502	1207	250	-50	275
BOU-DD26-1203	317526	3476533	1207	250	-50	380
BOU-DD26-1204	316917	3477459	1219	250	-50	465
BOU-DD26-1205	317108	3476832	1213	250	-50	255

BOU-DD26-1207	317160	3476849	1214	250	-50	327
BOU-DD26-1208	316950	3477468	1211	249	-49	501
BOU-DD26-1210	317069	3476872	1218	250	-50	252
BOU-DD26-1214	317167	3476961	1209	250	-50	375
BOU-DD26-1215	317551	3476599	1208	250	-50	380
BOU-DD26-1217	315460	3476808	1244	270	-50	111
BOU-DD26-1220	317250	3476991	1206	250	-50	480
BOU-DD26-1222	315425	3476901	1264	270	-50	111
BOU-RC26-070	317533	3477699	1193	270	-50	95
BOU-RC26-071	317625	3477697	1201	270	-50	10
BOU-RC26-072	317627	3477701	1201	270	-50	150
BOU-RC26-073	317716	3477700	1205	270	-50	150
BOU-RC26-074	317863	3477696	1189	270	-50	150
BOU-RC26-075	317954	3477693	1187	270	-50	150